Exhibit 99.6

March 4, 2013

Dr. Aharon Schwartz

Chairman of the Board of BiolineRx

Dear Aharon,

It is with sadness that I tender my resignation from the Board of Directors of BiolineRx effective immediately. I have been recurrently at odds with the directors’ focus on raising funds, even at a deep discount and with significant dilution, rather than ensuring the efficient utilization of the company’s current resources to maximize value for existing shareholders. The market is significantly undervaluing the powerful portfolio and expertise that the company has built since its inception; shareholder value will only be realized through a focus on monetizing those assets and conserving cash until it has done so.

/s/ Yakov Z. Friedman
Yakov Z. Friedman